Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

January 23, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Jonathan Groff, Staff Attorney

Re:

MMAX Media, Inc.

Form 10-Q for the Period Ended September 30, 2011
Filed November 18, 2011
File No. 000-53574

Dear Sirs:

On behalf of MMAX Media, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 15, 2011. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

Comment 1.

Since you have determined the company was a shell prior to the merger with Hyperlocal Marketing LLC, you may not account for this transaction as a business combination.  Please revise your financial statements to account for the merger as a recapitalization with no step up in fair values.  Specifically, no goodwill or intangible assets may be recorded in conjunction with a recapitalization.  Please refer to FASB ASC 805.

Response:

The financial statements have been revised as requested.

Securities and Exchange Commission

January 23, 2012

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 14

Comment 2.

Please refrain from referencing the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

Response:

The reference to the Private Securities Litigation Reform Act has been eliminated.

Controls and Procedures, page 18

Comment 3.

It appears that you have mistakenly combined your assessments of “disclosure controls and procedures” and “internal control over financial report.” In this regard we note your disclosure that concluded that your internal controls over financial reporting were not effective as of the end of the period covered by this report.  Please note that while Rule 13a-15(b) requires you to evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarters, Rule 13a-15(c) requires you to evaluate the effectiveness of your internal control over financial reporting as of the end of each fiscal year and, therefore, the disclosures made pursuant to Item 308 of Regulation S-K would only be required in your annual reports on Form 10-K. In that regard, please note that “disclosure controls and procedures” and “internal control over financial reporting” are not interchangeable concepts. Tell us whether you performed an assessment of your disclosures controls and procedures as of September 30, 2011.

•

Please revise to provide all the disclosures required by Item 307 of Regulation S-K and to provide a separate conclusion on the effectiveness of your disclosure controls and procedures.

•

Further please remove all references to your management’s assessment of your internal control over financial reporting and its conclusion on the effectiveness of your internal control over financial reporting on that date.

Response:

The Controls and Procedures has been substantially revised as requested and to correct disclosure.

Securities and Exchange Commission

January 23, 2012

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm

cc:

MMAX Media, Inc.

MMAX Media, Inc.
511 N.E. 3rd Avenue, 1st Floor

Fort Lauderdale, Florida 33301

January 23, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Jonathan Groff, Staff Attorney

Re:

MMAX Media, Inc.

Form 10-Q for the Period Ended September 30, 2011
Filed November 18, 2011
File No. 000-53574

Dear Sirs:

In responding to the Staff’s comments on the Company’s Form 10-Q Quarterly Report for the period ended September 30, 2011 (File No. 000-53574), the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Edward Cespedes
Chief Executive Officer